LW 3/12/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14046892

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clarendon Insurance Agency, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael K. Moran (781) 431-4941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 (Address) Hartford (City) Connecticut (State) 06103-3404 (Zip Code)

SEC Mail Processing Section
FEB 28 2014
Washington DC
401

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, Michael K. Moran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarendon Insurance Agency, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KERRI C. SULLIVAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
February 1, 2019

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
Index
December 31, 2013

Page(s)

Independent Auditor's Report

To the Board of Directors and Stockholder of
Clarendon Insurance Agency, Inc.

We have audited the accompanying financial statements of Clarendon Insurance Agency, Inc. (the "Company") (a wholly owned subsidiary of Sun Life Assurance Company of Canada (U.S.)), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, of changes in stockholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103-3404
T: (860) 241 7000, F: (860) 241 7590, www.pwc.com/us

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarendon Insurance Agency, Inc.at December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis Matter

As disclosed in Note 3 to the financial statements, the Company has extensive transactions and relationships with Sun Life Assurance Company of Canada (U.S.), the parent company of Clarendon Insurance Agency, Inc. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Supplemental Schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2014

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 1,453,507
Total assets	$ 1,453,507
Stockholder's Equity	
Common stock, $1 par value-150,000 shares authorized, 600 shares issued and outstanding	$ 600
Additional paid-in capital	1,744,400
Accumulated deficit	(291,493)
Total stockholder's equity	$ 1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
Statement of Operations
Year Ended December 31, 2013

Income	
Distribution fee income	$ -
Expenses	
Distribution expense	-
Employee compensation and benefits	44,436
Compliance expense	129,978
Audit fees	40,000
Licensing and exam fees	33,626
Less: Expense reimbursement from Parent	(248,040)
Total expenses	-
Net Income	$ -

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balances at January 1, 2013	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507
Net income	-	-	-	-	-
Balances at December 31, 2013	600	$ 600	$ 1,744,400	$ (291,493)	$ 1,453,507

The accompanying notes are an integral part of these financial statements.

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities		
Net income	$	-
Changes in assets and liabilities		
Receivable from affiliates		-
Payable to affiliates		-
Net cash provided by operating activities		-
Net change in cash		-
Cash		
Beginning of year		1,453,507
End of year	$	1,453,507

The accompanying notes are an integral part of these financial statements.

1. Business and Organization

Clarendon Insurance Agency, Inc. (the "**Company**") is a Financial Industry Regulatory Authority ("**FINRA**") registered broker-dealer and acts as a principal underwriter and general distributor for the sale of variable annuities and variable life insurance policies offered by Sun Life Assurance Company of Canada (U.S.) (the "**Parent**") and Sun Life Insurance and Annuity Company of New York ("**SLNY**"), an affiliate. The Parent is a direct wholly-owned subsidiary of Delaware Life Holdings, LLC ("**DLH**"). As detailed below, until December 7, 2012 the Company had also acted as the principal underwriter and general distributor of certain underlying mutual funds managed by a former affiliate of the Company that were available as sub-account investment options through the variable annuity and variable life policies issued by the Parent and SLNY.

On December 17, 2012, Sun Life Financial Inc. ("**SLF**") announced the execution of a definitive agreement to sell its domestic U.S. in-force annuities business and certain life insurance businesses to DLH, a Delaware limited liability company (the "**Sale Transaction**"). As part of the Sale Transaction, DLH would acquire all of the issued and outstanding shares of the Parent and the Company. On August 2, 2013, after receiving all required regulatory approvals (including FINRA Rule 1017 approval for the indirect change of control of the Company), SLF and DLH concluded the sale transaction with an effective date of August 1, 2013.

On December 30, 2011, SLF closed its domestic U.S. variable annuity and individual life products to new sales. Due to legal, business and contractual obligations of the Parent, the Company continued to act as principal underwriter and general distributor with respect to the in-force variable annuity and life business of its Parent and SLNY. Effective at the close of business on December 7, 2012, the Company's underwriting and general distribution agreement with Sun Capital Advisors Trust ("**Sun Cap**") was terminated and all investments in Sun Capital funds were transferred into the family of funds managed by Massachusetts Financial Services Company ("**MFS**"), an affiliate of the Company prior to the close of the Sale Transaction. As a result, the Company no longer serves as the principal underwriter and general distributor of Sun Cap mutual funds that were available as sub-account investment options through the variable annuity and life products issued by the Parent or SLNY.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**GAAP**").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income and Expenses
Distribution fee income is recognized as revenue when the services are provided. Distribution fee expense is accrued daily based on a rate determined by intercompany servicing agreements. Other expenses are allocated from the Parent and recognized when incurred.

3. Related-Party Transactions

The Parent keeps related records on behalf of the Company to record income and expenses. The Company serves as the designated principal underwriter for the variable insurance products issued by the Parent and SLNY. In addition, the Company performs certain distribution and underwriting services for the Parent's and affiliates' separate accounts.

The Company has an administrative services agreement with the Parent under which the Company has agreed to pay the Parent for the cost of services and facilities provided. The Company also has a principal underwriter's agreement with its Parent under which the Parent agreed to reimburse the Company for the cost of all services provided by the Company. For the year ended December 31, 2013, the expense reimbursement received from the Parent was $248,040 which is shown in the Company's Statement of Operations as an offset to expenses incurred.

The Company's operations consist solely of activities performed for affiliated companies and may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

4. Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("**FASB**"), Accounting Standards Codification ("**ASC**") Topic 740, "Income Taxes." Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

In connection with the Sale Transaction described in Note 1, the Company will file stand-alone federal and state income tax returns for the period from August 1, 2013 to December 31, 2013. The Company had no federal or state income tax expense for the year ended December 31, 2013.

For the seven months ended July 31, 2013, the Company will be included in SLF's consolidated federal and state income tax returns consistent with prior years. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group was subject to written agreements, approved by the Board of Directors. As part of the Sale Transaction, these agreements were terminated and any final tax amounts settled with the former Parent. Under these agreements, federal and state income amounts were allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company recognizes interest and penalties accrued related to unrecognized tax benefits ("**UTBs**") in other expense. Tax years prior to 2003 are closed to examination and audit adjustments under the applicable statute of limitations. The Company is subject to ongoing examinations for subsequent tax years as a member of SLF's consolidated federal and combined state income tax returns. Although the Company remains jointly and severally liable for consolidated tax liabilities, the Company is held harmless by SLF in accordance with the Sale Transaction agreement and believes that the possibility of a tax liability for the pre-sale tax years is

4. Income Taxes (Continued)

remote. Additionally, the Company does not believe it has any uncertain tax positions for its stand-alone federal and state income tax returns that would be material to its financial statements. Therefore, the Company did not record a liability for UTBs at December 31, 2013.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's ("**SEC**") Uniform Net Capital Rule ("**Rule 15c3-1**") which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2013 was $1,453,507 which was greater than the required net capital of $5,000 by $1,448,507. The ratio of aggregate indebtedness to net capital was 0 to 1.

6. Exemption from Reserve and Security Custody Requirements Pursuant to Rule 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owes money or securities to, customers.

7. Contingencies

The Company may be subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

8. Subsequent Events

Management has evaluated subsequent events through February 25, 2014, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2013 that require disclosure or adjustment to the financial statements at that date or for the year then ended.

Supplemental Schedules

Clarendon Insurance Agency, Inc.
(A Wholly Owned Subsidiary of Sun Life Assurance Company of Canada (U.S.))
December 31, 2013 **Schedule I**

Computation of Net Capital Pursuant to Rule 15c3-1

Net Capital	
Total ownership equity from statement of financial condition	$ 1,453,507
Total ownership equity qualified for net capital	$ 1,453,507
Total capital and allowable subordinated liabilities	$ 1,453,507
Deduction of total non-allowable assets	-
Net capital before haircuts on securities positions	1,453,507
Haircuts on securities	-
Net capital	$ 1,453,507
Computation of basic net capital requirement	
Minimum net capital required (greater of 6 2/3% of total aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 1,448,507
Net capital less greater of 10% of total aggregate indebtedness or 120% of $5,000	$ 1,447,507
Percentage of aggregate indebtedness to net capital	0 %
Computation of aggregate indebtedness	
Total liabilities from statement of financial condition	$ -
Total aggregate indebtedness	$ -

No differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the unaudited FOCUS Report IIA – Form X-17a-5 as of December 31, 2013.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(l), which exempts broker-dealers whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies.

Reconciliation Pursuant to Rule 17a-5(d)(4)

No differences exist between the net capital included in the audited financial statements and the computation of net capital filed with the unaudited FOCUS Report IIA – Form X-17a-5 as of December 31, 2013.

pwc

To the Board of Directors of
Clarendon Insurance Agency, Inc.

In planning and performing our audit of the financial statements of Clarendon Insurance Agency, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2014